SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                (Amendment No. 3)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                     Navios Maritime Acquisition Corporation
             ------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, $0.0001 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    Y62159101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                           Elizabeth W. Cochrane, Esq.
                     c/o Arrowgrass Capital Partners (US) LP
                                 245 Park Avenue
                               New York, NY 10167

                                 (212) 584-1161
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 8, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)

                               (Page 1 of 7 Pages)

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     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y62159101                 13D                    Page 1 of 7 Pages
--------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS

                  Arrowgrass Capital Partners (US) LP
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    310,700 ordinary shares
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    310,700 ordinary shares

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            310,700 ordinary shares

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
            1.4%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            PN
--------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

            Arrowgrass Capital Services (US) Inc.
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS (see instructions)
            OO
--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    310,700 ordinary shares
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    310,700 ordinary shares

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            310,700 ordinary shares

----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)       [ ]
--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT
            IN ROW (11)
            1.4%
--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON (see instructions)
            CO
--------------------------------------------------------------------------------

CUSIP No. Y62159101                 13D                    Page 6 of 7 Pages

         Pursuant to Rule 13D-2 promulgated under the Act, this Schedule 13D/A ("Amendment No. 3") amends the Schedule 13D filed on April 26, 2010 (the "Schedule 13D"), as previously amended by Amendment No. 1 dated May 17, 2010 and Amendment No. 2 dated May 20, 2010, by Arrowgrass Capital Partners (US) LP and Arrowgrass Capital Services (US) Inc. relating to the ordinary shares of Common Stock, $0.0001 par value per share (the "Shares") of Navios Maritime Acquisition Corporation, a Cayman Islands corporation (the "Company"). This Amendment constitutes an "exit" filing with respect to the Schedule 13D filed by the Reporting Persons

Item 4.     Purpose of the Transaction.

         Item 4 of the Schedule 13D is being amended and supplemented by the addition of the following:

         As previously disclosed, the Company announced that the vote on the Proposed Business Combination would take place at the annual meeting of shareholders. At the annual meeting of shareholders, the Proposed Business Combination was approved by the shareholders of the Company. Per their rights as a holder of Shares issued in the Company's initial public offering, the Reporting Persons chose to exercise their Conversion Rights and the Company redeemed 2,529,964 Shares held by the Reporting Persons into cash.

         As previously disclosed as Exhibit 1 to the Schedule 13D, ACS entered into the Option Agreement with Malibu Capital Partners, LLC for which the Reporting Persons requested confidential treatment. As previously disclosed, the Option Agreement was then terminated on May 19, 2010. Because the items of the Option Agreement for which confidential treatment were requested were subsequently made public, ACS has withdrawn its confidential treatment request with respect to the Option Agreement. The Option Agreement, without redaction, is incorporated by reference to Exhibit 2 to the Amendment to Schedule 13D filed by Malibu Partners LLC on June 3, 2010.

Item 5.     Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      A. Arrowgrass Capital Partners (US) LP

               (a) As of the date hereof, ACP may be deemed the beneficial owner of the 310,700 Shares held by AMF.

                           Percentage: Approximately 1.4% as of the date hereof. The percentages used herein and in the rest of the
                           Schedule 13D are calculated based upon 21,603,601 Shares outstanding, which reflects the number of Shares outstanding, as of June 3, 2010, as reported in the Company's Form 6-K filed on June 4, 2010.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the disposition:
                      See item (a) above.

               (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

               (e) June 8, 2010


         B. Arrowgrass Capital Services (US) Inc.

               (a) As of the date hereof, ACS, as the General Partner of ACP, may be deemed the beneficial owner of the 310,700 Shares held by AMF.

                   Percentage: Approximately 1.4% as of the date hereof.

               (b) 1. Sole power to vote or direct vote: 0
                   2. Shared power to vote or direct vote: See item (a) above.
                   3. Sole power to dispose or direct the disposition: 0
                   4. Shared power to dispose or direct the
                      disposition:  See item (a) above.

               (c) The transactions in the Shares within the last sixty days on behalf of AMF, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.

               (e) June 8, 2010.


Item 7.     Materials to be Filed as Exhibits.

         Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit 1: Option Agreement (without redaction) dated April 14, 2010 by and among the parties named on the signature pages thereto (incorporated by reference to Exhibit No. 2 to the Amendment to Schedule 13D filed by the Malibu Reporting Persons on June 3, 2010).

Exhibit 2: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 24, 2010

ARROWGRASS CAPITAL PARTNERS (US) LP        ARROWGRASS CAPITAL SERVICES (US) INC.



By:  Arrowgrass Capital Services (US)      By: /s/ SEAN FLYNN
     Inc., its General Partner                 --------------
                                           Name:  Sean Flynn
                                           Title  Director
By: /s/ SEAN FLYNN
    --------------
Name:  Sean Flynn
Title  Director

                                   Schedule B



DATE           TRANSACTION TYPE       NUMBER OF SHARES       PRICE PER SHARE ($)
----           ----------------       ----------------       -------------------

5/25/10        Sale                        (112,300)                    7.08
5/26/10        Sale                        (101,800)                    6.88
6/8/10         Redemption                (2,529,964)                    9.91
6/14/10        Sale                          (5,000)                    6.48
6/15/10        Sale                         (15,700)                    6.49
6/16/10        Sale                         (40,000)                    6.74
6/17/10        Sale                          (5,400)                    6.79
6/18/10        Sale                         (10,000)                    6.84